FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of July 31, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

June 30, 2019

29, Avenue de la Porte-Neuve – 3rd Floor.

L - 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2019	2018	2019	2018
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,917,965	1,788,484	3,789,724	3,654,719
Cost of sales	4	(1,342,819)	(1,226,557)	(2,614,618)	(2,532,063)
Gross profit		575,146	561,927	1,175,106	1,122,656
Selling, general and administrative expenses	5	(338,608)	(337,574)	(683,974)	(687,208)
Other operating income (expense), net		(2,050)	(1,917)	2,372	(815)
Operating income		234,488	222,436	493,504	434,633
Finance Income	6	12,736	9,609	23,197	18,982
Finance Cost	6	(11,287)	(10,422)	(18,269)	(20,596)
Other financial results	6	(7,585)	39,383	13,330	32,317
Income before equity in earnings of non-consolidated companies and income tax		228,352	261,006	511,762	465,336
Equity in earnings of non-consolidated companies		26,289	40,920	55,424	86,946
Income before income tax		254,641	301,926	567,186	552,282
Income tax		(14,942)	(135,454)	(84,898)	(150,576)
Income for the period		239,699	166,472	482,288	401,706

Attributable to:
Owners of the parent		241,486	168,328	484,365	403,311
Non-controlling interests		(1,787)	(1,856)	(2,077)	(1,605)
		239,699	166,472	482,288	401,706
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.20	0.14	0.41	0.34
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.41	0.29	0.82	0.68

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Income for the period	239,699	166,472	482,288	401,706
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	14,506	(111,526)	(4,573)	(79,062)
Change in value of cash flow hedges and instruments at fair value	(433)	(12,417)	1,780	(14,300)
From participation in non consolidated companies:
- Currency translation adjustment	13,081	(33,459)	9,351	(38,411)
- Changes in the fair value of derivatives held as cash flow hedges and others	(160)	(51)	(197)	(40)
Income tax relating to components of other comprehensive income	(13)	31	(36)	52
	26,981	(157,422)	6,325	(131,761)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(1,858)	508	(1,867)	508
Income tax on items that will not be reclassified	529	(36)	532	(52)
Remeasurements of post employment benefit obligations of non-consolidated companies	(171)	(207)	(220)	(263)
	(1,500)	265	(1,555)	193
Other comprehensive income (loss) for the period, net of tax	25,481	(157,157)	4,770	(131,568)
Total comprehensive income for the period	265,180	9,315	487,058	270,138
Attributable to:
Owners of the parent	266,916	11,504	489,165	271,934
Non-controlling interests	(1,736)	(2,189)	(2,107)	(1,796)
	265,180	9,315	487,058	270,138

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2018.

1

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2019		At December 31, 2018
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,173,577		6,063,908
Intangible assets, net	9	1,575,561		1,465,965
Right-of-use assets, net	10	230,084		—
Investments in non-consolidated companies	14	862,905		805,568
Other investments	11	26,941		118,155
Deferred tax assets		205,806		181,606
Receivables, net		156,173	9,231,047	151,905	8,787,107
Current assets
Inventories, net		2,432,657		2,524,341
Receivables and prepayments, net		133,878		155,885
Current tax assets		125,412		121,332
Trade receivables, net		1,481,076		1,737,366
Derivative financial instruments	12	16,696		9,173
Other investments	11	360,694		487,734
Cash and cash equivalents	11	1,201,987	5,752,400	428,361	5,464,192
Total assets			14,983,447		14,251,299
EQUITY
Capital and reserves attributable to owners of the parent			11,941,498		11,782,882
Non-controlling interests			208,698		92,610
Total equity			12,150,196		11,875,492
LIABILITIES
Non-current liabilities
Borrowings		49,375		29,187
Lease liabilities	10	193,057		—
Deferred tax liabilities		355,302		379,039
Other liabilities		240,749		213,129
Provisions		37,828	876,311	36,089	657,444
Current liabilities
Borrowings		844,926		509,820
Lease liabilities	10	34,431		—
Derivative financial instruments	12	1,960		11,978
Current tax liabilities		121,101		250,233
Other liabilities		241,704		165,693
Provisions		32,023		24,283
Customer advances		44,075		62,683
Trade payables		636,720	1,956,940	693,673	1,718,363
Total liabilities			2,833,251		2,375,807
Total equity and liabilities			14,983,447		14,251,299

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2018.

2

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the period	—	—	—	—	—	484,365	484,365	(2,077)	482,288
Currency translation adjustment	—	—	—	(4,543)	—	—	(4,543)	(30)	(4,573)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	(1,335)	—	(1,335)	—	(1,335)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	1,744	—	1,744	—	1,744
From other comprehensive income of non-consolidated companies	—	—	—	9,351	(417)	—	8,934	—	8,934
Other comprehensive income (loss) for the period	—	—	—	4,808	(8)	—	4,800	(30)	4,770
Total comprehensive income (loss) for the period	—	—	—	4,808	(8)	484,365	489,165	(2,107)	487,058
Changes in non-controlling interests (*)	—	—	—	—	1	—	1	118,802	118,803
Dividends approved	—	—	—	—	—	(330,550)	(330,550)	(607)	(331,157)
Balance at June 30, 2019	1,180,537	118,054	609,733	(914,440)	(322,317)	11,269,931	11,941,498	208,698	12,150,196

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies	—	—	—	—	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income (loss) for the period	—	—	—	—	—	403,311	403,311	(1,605)	401,706
Currency translation adjustment	—	—	—	(78,891)	—	—	(78,891)	(171)	(79,062)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	482	—	482	(26)	456
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	(14,254)	—	(14,254)	6	(14,248)
From other comprehensive income of non-consolidated companies	—	—	—	(38,411)	(303)	—	(38,714)	—	(38,714)
Other comprehensive loss for the period	—	—	—	(117,302)	(14,075)	—	(131,377)	(191)	(131,568)
Total comprehensive income (loss) for the period	—	—	—	(117,302)	(14,075)	403,311	271,934	(1,796)	270,138
Changes in non-controlling interests	—	—	—	—	—	—	—	(1)	(1)
Dividends approved	—	—	—	—	—	(330,550)	(330,550)	(1,861)	(332,411)
Balance at June 30, 2018	1,180,537	118,054	609,733	(941,725)	(331,858)	10,796,834	11,431,575	95,139	11,526,714

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2019 and 2018 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The Distributable Reserve and Retained Earnings as of June 30, 2019 calculated in accordance with Luxembourg Law are disclosed in Note 13.

(*) Related to Saudi Steel Pipe Company acquisition, see Note 17.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2018.

3

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2019	2018
Cash flows from operating activities		(Unaudited)

Income for the period		482,288	401,706
Adjustments for:
Depreciation and amortization	8, 9 & 10	266,555	282,203
Income tax accruals less payments		(154,419)	67,851
Equity in earnings of non-consolidated companies		(55,424)	(86,946)
Interest accruals less payments, net		(295)	6,775
Changes in provisions		974	(5,621)
Changes in working capital		346,045	(357,655)
Currency translation adjustment and others		4,193	13,362
Net cash provided by operating activities		889,917	321,675

Cash flows from investing activities
Capital expenditures	8 & 9	(183,064)	(195,731)
Changes in advance to suppliers of property, plant and equipment		2,036	4,218
Acquisition of subsidiaries, net of cash acquired	17	(132,845)	—
Loan to non-consolidated companies	14	—	(3,520)
Repayment of loan by non-consolidated companies	14	40,470	5,470
Proceeds from disposal of property, plant and equipment and intangible assets		736	2,708
Dividends received from non-consolidated companies		28,974	25,722
Changes in investments in securities	11	229,906	396,078
Net cash (used in) provided by investing activities		(13,787)	234,945

Cash flows from financing activities
Dividends paid		(330,550)	(330,550)
Dividends paid to non-controlling interest in subsidiaries		(672)	(1,108)
Changes in non-controlling interests		1	(1)
Payments of lease liabilities	10	(19,447)	—
Proceeds from borrowings		644,716	576,007
Repayments of borrowings		(413,094)	(696,852)
Net cash (used in) financing activities		(119,046)	(452,504)

Increase in cash and cash equivalents		757,084	104,116
Movement in cash and cash equivalents
At the beginning of the period		426,717	330,090
Effect of exchange rate changes		(784)	(6,950)
Increase in cash and cash equivalents		757,084	104,116
At June 30,		1,183,017	427,256

		At June 30,
Cash and cash equivalents		2019	2018
Cash and bank deposits		1,201,987	427,960
Bank overdrafts		(18,970)	(704)
		1,183,017	427,256

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2018.

4

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Right-of-use assets, net and lease liabilities
11	Cash and cash equivalents and other investments
12	Derivative financial instruments
13	Contingencies, commitments and restrictions to the distribution of profits
14	Investments in non-consolidated companies
15	Nationalization of Venezuelan Subsidiaries
16	Agreement for acquisition and other business agreements
17	Business combinations
18	Related party transactions
19	Category of financial instruments and classification within the fair value hierarchy
20	Subsequent event

5

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on July 31, 2019.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2018 except for the adoption of new and amended standards as set out below. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2018.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Accounting pronouncements applicable as from January 1, 2019 and relevant for Tenaris

IFRS 16, “Leases”

Tenaris has adopted IFRS 16 “Leases” from 1 January 2019. In accordance with the transition provisions in IFRS 16, Tenaris has adopted the new rules using the modified retrospective approach, meaning that reclassifications of the adoption was recognized in the opening balance sheet as of January 1, 2019 and that comparatives were not restated.

Upon adoption of IFRS 16, Tenaris recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The associated right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018. The difference between the amount of the lease liability recognized in the statement of financial position at the date of initial application and the operating lease commitments under IAS 17 is related to leases with a duration lower than 12 months, low value leases and/or leases with clauses related to variable payments.

6

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

2.	Accounting policies and basis of presentation (Cont.)

Accounting pronouncements applicable as from January 1, 2019 and relevant for Tenaris (Cont.)

IFRS 16, “Leases” (Cont.)

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value comprise mainly IT equipment and small items of office furniture.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

None of the accounting pronouncements issued after December 31, 2018 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

7

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

3        Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2019	Tubes	Other	Total
IFRS - Net Sales	3,578	212	3,790
Management view - operating income	476	36	512
Difference in cost of sales	(27)	2	(25)
Differences in depreciation and amortization	2	-	2
Differences in selling, general and administrative expenses	(2)	1	(1)
Differences in other operating income (expenses), net	6	-	6
IFRS - operating income	455	39	494
Financial income (expense), net			18
Income before equity in earnings of non-consolidated companies and income tax			512
Equity in earnings of non-consolidated companies			55
Income before income tax			567
Capital expenditures	177	6	183
Depreciation and amortization	258	9	267

Six-month period ended June 30, 2018	Tubes	Other	Total
IFRS - Net Sales	3,452	203	3,655
Management view - operating income	290	35	325
Difference in cost of sales	103	3	106
Differences in depreciation and amortization	(2)	-	(2)
Differences in selling, general and administrative expenses	-	6	6
IFRS - operating income	391	44	435
Financial income (expense), net			31
Income before equity in earnings of non-consolidated companies and income tax			466
Equity in earnings of non-consolidated companies			87
Income before income tax			553
Capital expenditures	194	2	196
Depreciation and amortization	274	8	282

In the six-month period ended June 30, 2019 and 2018, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $14 million and $26 million respectively. In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Six-month period ended June 30, 2019
Net sales	1,822,159	740,633	401,451	636,016	189,465	3,789,724
Capital expenditures	94,560	62,353	20,392	2,474	3,285	183,064
Depreciation and amortization	136,171	52,998	40,790	20,229	16,367	266,555

Six-month period ended June 30, 2018
Net sales	1,690,341	679,178	380,838	763,002	141,360	3,654,719
Capital expenditures	110,708	40,049	41,613	808	2,553	195,731
Depreciation and amortization	166,903	55,277	44,077	5,217	10,729	282,203

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy, Romania and the United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia, Kazakhstan, Nigeria and United Arab Emirates and “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer.

8

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

4       Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Inventories at the beginning of the period	2,524,341	2,368,304
Increase in inventories due to business combinations	56,996	-
Plus: Charges of the period
Raw materials, energy, consumables and other	1,401,675	1,686,567
Services and fees	122,006	143,862
Labor cost	440,099	439,051
Depreciation of property, plant and equipment	212,991	217,179
Amortization of intangible assets	2,895	4,770
Depreciation of right-of-use assets	14,328	-
Maintenance expenses	129,112	100,810
Allowance for obsolescence	15,313	14,921
Taxes	73,281	16,497
Other	54,238	70,174
	2,522,934	2,693,831
Less: Inventories at the end of the period	(2,432,657)	(2,530,072)
	2,614,618	2,532,063

5       Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Services and fees	77,968	64,458
Labor cost	242,001	239,563
Depreciation of property, plant and equipment	8,966	8,430
Amortization of intangible assets	20,481	51,824
Depreciation of right-of-use assets	6,894	-
Commissions, freight and other selling expenses	234,033	236,131
Provisions for contingencies	15,357	9,395
Allowances for doubtful accounts	(22,074)	(6,661)
Taxes	52,569	33,568
Other	47,779	50,500
	683,974	687,208

6       Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2019	2018
	(Unaudited)
Interest Income	23,224	21,208
Net result on changes in FV of financial assets at FVTPL	(27)	(2,226)
Finance Income (*)	23,197	18,982
Finance Cost	(18,269)	(20,596)
Net foreign exchange transactions results (**)	17,555	28,070
Foreign exchange derivatives contracts results	(4,120)	4,891
Other	(105)	(644)
Other Financial results	13,330	32,317
Net Financial results	18,258	30,703

(*) The six-month period ended June 2019 includes $3.8 million of interest related to instruments carried at FVTPL.

(**) The six-month period ended June 2019 and 2018 mainly includes the positive result from the Argentine peso depreciation against the U.S. dollar on Peso denominated liabilities at Argentine subsidiaries which functional currency is the U.S. dollar. The six-month period ended June 2018 also includes the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

9

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

7       Dividend distribution

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

On May 2, 2018, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 22, 2017 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 23, 2018. In the aggregate, the interim dividend paid in November 2017 and the balance paid in May 2018 amounted to approximately $484 million.

8       Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,063,908	6,229,143
Increase due to business combinations	178,739	-
Currency translation adjustment	(1,774)	(42,303)
Additions	164,112	177,583
Disposals	(4,483)	(1,908)
Transfers	(4,968)	2,939
Depreciation charge	(221,957)	(225,609)
At June 30,	6,173,577	6,139,845

9       Intangible assets, net

(all amounts in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,465,965	1,660,859
Increase due to business combinations	114,101	-
Currency translation adjustment	201	(4,631)
Additions	18,952	18,148
Disposals	(650)	(800)
Transfers	368	(2,939)
Amortization charge	(23,376)	(56,594)
At June 30,	1,575,561	1,614,043

10       Right-of-use assets, net and lease liabilities

Right-of-use assets evolution

(all amounts in thousands of U.S. dollars)	2019
(Unaudited)
Six-month period ended June 30,
Opening net book amount	238,400
Increase due to business combinations	2,267
Currency translation adjustment	188
Additions	10,451
Depreciation charge	(21,222)
At June 30,	230,084

Tenaris is a party to lease contracts which mainly consist in land where our facilities are located, as well as yards used for the storage of material. These leases represent more than 75% of right-of-use assets. The remaining assets are mainly related to office spaces and equipments.

Depreciation of right-of-use assets was mainly included in Tubes segment.

10

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

10       Right-of-use assets, net and lease liabilities (Cont.)

The initial cost of right-of-use assets consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Lease liabilities evolution

(all amounts in thousands of U.S. dollars)	2019
(Unaudited)
Six-month period ended June 30,
Opening net book amount	234,149
Increase due to business combinations	2,267
Translation differences	4,691
Additions	5,735
Repayments	(20,872)
Interest accrued	1,518
At June 30, (*)	227,488

(*) The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 2.4%.

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 15%, 44% and 41% of the total remaining payments, respectively.

11       Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2019	2018
Cash and cash equivalents	(Unaudited)
Cash at banks	127,993	81,211
Liquidity funds	167,700	160,198
Short – term investments	906,294	186,952
	1,201,987	428,361

Other investments - current
Bonds and other fixed Income	187,767	187,324
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	172,103	300,410
Others	824	-
	360,694	487,734
Other investments - non-current
Bonds and other fixed Income	22,800	113,829
Others	4,141	4,326
	26,941	118,155

12       Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2019	2018
Assets	(Unaudited)
Derivatives hedging borrowings and investments	15,375	5,604
Other Derivatives (*)	1,321	3,621
	16,696	9,225
Liabilities
Derivatives hedging borrowings and investments	324	11,667
Other Derivatives	1,636	311
	1,960	11,978

(*) At December 31, 2018 includes $52 thousand of non-current derivatives.

11

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

13       Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. The Superior Court of Justice will review admissibility of CSN’s appeal, and, if declares it admissible, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

12

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

13       Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb, entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $23.4 million) (including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. On November 8, 2018, the settlement agreement was homologated by the court.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL60.9 million (approximately $15.9 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL52.2 million (approximately $13.6 million) of damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪  Ongoing investigation

The Company is aware that Italian and Swiss authorities have been investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with an officer of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company voluntarily notified the U.S Securities and Exchange Commission and the U.S. Department of Justice in October 2016. In July 2019, the Company learned that the public prosecutor office of Milan, Italy, has completed a preliminary investigation into the alleged payments and has included in the investigation, among other persons, the Company’s Chairman and CEO, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. No determination has been made by the Italian judiciary as to whether to move the case to trial or have it dismissed.

The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

13

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

13       Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Petroamazonas penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. On June 27, 2018, TGS initiated arbitration proceedings against PAM before the Quito Chamber of Commerce Arbitration Center, seeking the annulment of the penalties. In September 2018, PAM filed its response to the arbitration claim. On May 16, 2019 the arbitration panel issued a favorable decision to TGS and decided that the penalties had been wrongfully imposed. The decision has now become final and TGS already collected the outstanding credits from PAM amounting to $22.5 million.

▪	Contractor claim for additional costs

Tenaris Bay City Inc. (“Tenaris Bay City”), a U.S. subsidiary of the Company, received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for an amount initially stated to be in excess of $90 million; however, subsequently the contractor amended the amount of the claim to $45 million plus attorneys’ fees and arbitration costs. On June 30, 2017, the contractor filed a demand for arbitration of these claims. On June 6, 2019, the arbitrators issued their final opinion, awarding $12.8 million to Brahma, inclusive of attorneys’ fees and interest. The parties agreed not to challenge the award and the Company paid the amount due on June 21, 2019.

▪  Tax assessment in Mexico

In 2017, Tubos de Acero de México S.A (“Tamsa”) and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with certain purchases of scrap made by the companies during 2013 failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination and provided additional information evidencing compliance with applicable requirements for the challenged tax deductions. On August 30, 2018 and January 24, 2019, administrative decisions were issued in the proceedings against Segeta and Tamsa, respectively, determining a tax obligation in the amount of MXN1,540 million (approximately $80.4 million) for Segeta and MXN3,751 million (approximately $195.8 million) for Tamsa. On October 15, 2018 and March 8, 2019, Segeta and Tamsa filed revocation requests (recursos de revocación exclusivos) against the August 2018 decision as to Segeta, and the January 2019 decision as to Tamsa. On March 27, 2019, and July 1, 2019, respectively, Segeta and Tamsa were notified that the tax authorities had reversed and left without effects their former tax determinations and, accordingly both proceedings have been terminated.

▪  Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case, two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (TCU) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A- Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL29 million (approximately $7.6 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

14

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

13       Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪  Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and/or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL56.4 million (approximately $14.7 million). At this stage, the Company cannot predict the outcome of this claim.

Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca, an Argentine subsidiary of Tenaris. As of June 30, 2019, the aggregate commitment to take or pay the committed volumes for a 9-year term totaled approximately $41.2 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2019, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $57.7 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of June 30, 2019, the aggregate commitment to take or pay the committed volumes totalled approximately $48 million.

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Vale International S.A. for the supply of iron ore, for which it is committed to purchase at least 70% of its annual iron ore needs, up to 770 thousand tons of pellets annually. The contract expires on December 31, 2020. The aggregate commitment amounts to approximately $107.4 million.

▪	A Tenaris company entered into a contract with Canadian National Railway for the service of rail transportation from its raw material supplier to its Canadian production center. The total commitment ending June 30, 2020 is $20.9 million.

▪	A Tenaris company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of June 30, 2019, the aggregate commitment totalled approximately $20.7 million.

Additionally Tenaris has issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies guarantees for approximately $2.4 billion.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2018, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share Premium	609,733
Retained earnings including net income for the year ended December 31, 2018	16,439,438
Total equity in accordance with Luxembourg law	18,347,762

15

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

13       Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of June 30, 2019, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2018, distributable amount under Luxembourg law totals $17.0 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Other income and expenses for the year ended December 31, 2018	(33,303)
Dividends approved	(484,020)
Retained earnings at December 31, 2018 under Luxembourg law	16,439,438
Share premium	609,733
Distributable amount at December 31, 2018 under Luxembourg law	17,049,171

14       Investments in non-consolidated companies

This note supplements and should be read in conjunction with Note 11 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018.

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At June 30, 2019, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $22.43 per ADS, giving Tenaris’s ownership stake a market value of approximately $515.2 million. At June 30, 2019, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements under IFRS, was approximately $753.3 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of June 30, 2019, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3, was BRL10.5 ($2.74) and BRL8.94 ($2.33), respectively, giving Tenaris’s ownership stake a market value of approximately $103 million. As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $78.4 million.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, with a power capacity of 900 megawatts. As of June 30, 2019, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of June 30, 2019, Tenaris’s exposure under these agreements amounted to $53.5 million and $1.8 million respectively. Furthermore, during 2018, Techgen entered a contract for the purchase of clean energy certificates. As of June 30, 2019 Tenaris’s exposure under this agreement amounted to $17.8 million.

During 2019, there were repayments of loans by the shareholders of Techgen; the part corresponding to Tenaris amounted to $40.5 million. As of June 30, 2019, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

16

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

14       Investments in non-consolidated companies

c)	Techgen, S.A. de C.V. (“Techgen”)

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’ shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

15       Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals. For further information on these cases, see Note 30 in the Company’s audited consolidated financial statements for the year ended December 31, 2018.

16        Agreement for acquisition and other business agreements

Agreement for acquisition of IPSCO Tubulars Inc.

On March 22, 2019, the company entered into a definitive agreement to acquire from PAO TMK, a Russian company and manufacturer of steel pipe, 100% of the shares of its wholly owned U.S. subsidiary IPSCO Tubulars Inc., for $1.209 million, on a cash-free, debt-free bases, which includes $270 million of working capital.

The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, and other customary conditions.

IPSCO Tubulars Inc. is a U.S. domestic producer of seamless and welded OCTG and line pipe products, with an annual production capacity of 450,000 metric tons of steel bars, 400,000 metric tons of seamless pipe and 1,000,000 metric tons of welded pipes, and production facilities spread throughout the country.

Agreement to build a welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The regulatory approvals and other customary conditions have been already obtained. The plant, which is estimated to require an investment of $240 million and a two-year construction period, is planned to have an annual production capacity of 300,000 tons.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

17       Business combinations

Acquisition of Saudi Steel Pipe Company

a)	Acquisition

On January 21, 2019, Tenaris acquired 47.79% of the shares of Saudi Steel Pipe Company (“SSP”), a welded steel pipes producer listed on the Saudi stock market, for a total amount of SAR530 million (approximately $141 million). The amount was paid with Tenaris cash in hand. SSP’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. SSP started its operations in 1980 and serves energy industrial and commercial segments, is qualified to supply products with major national oil companies in the region.

Upon closing of the acquisition, four Tenaris’s nominees were appointed as new members of the SSP’s board of directors and a Tenaris senior executive was appointed as managing director and chief executive officer of SSP. Such appointment was ratified at the shareholders meeting of SSP held on May 7, 2019, where the shareholders also approved the reappointment of the Tenaris’s nominees until June 6, 2022.

The Company has begun consolidating SSP’s balances and results of operations as from January 21, 2019.

a)	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions specially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	SAR million	$ million
Property, Plant and Equipment	671	178
Customer relationship	305	82
Investment in associated	77	21
Working capital	167	45
Cash and Cash Equivalents	32	9
Other Receivables	11	3
Borrowings	(304)	(81)
Employees end of service benefits	(59)	(16)
Deferred Tax Liabilities	(47)	(13)
Net assets acquired	853	228

Tenaris acquired 47.79% of total assets and liabilities shown above, approximately $109 million. As of the result of the acquisition, the Company recognized a Goodwill of approximately $32.5 million. Tenaris has chosen to recognize the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

The acquired business contributed revenues for $86.8 million with a minor contribution to Tenaris’s margin for the period starting January 21, 2019 and ending June 30, 2019.

If the acquisition had occurred on 1 January 2019, consolidated revenue and profit after tax would have not changed significantly.

The preliminary purchase price allocation has been done with the assistance of a third party expert. Following IFRS 3 “Business Combinations”, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over property, plant and equipment, intangible assets and provisions) during the twelve months following the acquisition date.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

18       Related party transactions

As of June 30, 2019:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
		2019	2018
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	9,605	13,540
	Sales of goods to other related parties	43,969	65,453
	Sales of services to non-consolidated parties	2,831	3,886
	Sales of services to other related parties	2,134	3,214
		58,539	86,093
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	86,446	109,334
	Purchases of goods to other related parties	30,318	50,859
	Purchases of services to non-consolidated parties	3,293	5,039
	Purchases of services to other related parties	27,360	25,020
		147,417	190,252

	(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
		2019	2018
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	79,846	122,136
	Receivables from other related parties	13,967	24,419
	Payables to non-consolidated parties	(31,461)	(33,197)
	Payables to other related parties	(10,510)	(17,595)
		51,842	95,763

	(b) Financial debt
	Borrowings from other related parties	(671)	-
	Finance lease liabilities from other related parties	(2,204)	-
		(2,875)	-

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

19        Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2019 and December 31, 2018.

	Carrying amount	Measurement Categories		At Fair Value
June 30, 2019		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,201,987	1,034,287	167,700	167,700	-	-
Other investments	360,694	172,103	188,591	169,923	18,668	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	172,103	172,103	-	-	-	-
Certificates of deposits	86,174	86,174	-	-	-	-
Commercial papers	24,983	24,983	-	-	-	-
Other notes	60,946	60,946	-	-	-	-
Bonds and other fixed income	188,591	-	188,591	169,923	18,668	-
U.S. government securities	37,599	-	37,599	37,599	-	-
Non - U.S. government securities	3,003	-	3,003	3,003	-	-
Corporates securities	129,321	-	129,321	129,321	-	-
Structured notes	17,844	-	17,844	-	17,844	-
Others	824	-	824	-	824	-
Derivative financial instruments	16,696	-	16,696	-	16,696	-
Other Investments Non-current	26,941	-	26,941	22,800	-	4,141
Bonds and other fixed income	22,800	-	22,800	22,800	-	-
Other investments	4,141	-	4,141	-	-	4,141
Trade receivables	1,481,076	1,481,076	-	-	-	-
Receivables C and NC (*)	290,051	93,278	48,659	-	-	48,659
Other receivables	141,937	93,278	48,659	-	-	48,659
Other receivables (non-financial)	148,114	-	-	-	-	-
Total		2,780,744	448,587	360,423	35,364	52,800
Liabilities
Borrowings C and NC	894,301	894,301	-	-	-	-
Lease Liabilities C and NC	227,488	227,488	-	-	-	-
Trade payables	636,720	636,720	-	-	-	-
Derivative financial instruments	1,960	-	1,960	-	1,960	-
Total		1,758,509	1,960	-	1,960	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 15.

	Carrying amount	Measurement Categories		At Fair Value
December 31, 2018		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	428,361	268,163	160,198	160,198	-	-
Other investments	487,734	300,410	187,324	168,165	19,159	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	300,410	300,410	-	-	-	-
Certificates of deposits	198,912	198,912	-	-	-	-
Commercial papers	9,932	9,932	-	-	-	-
Other notes	91,566	91,566	-	-	-	-
Bonds and other fixed income	187,324	-	187,324	168,165	19,159	-
U.S. government securities	1,077	-	1,077	1,077	-	-
Non - U.S. government securities	24,912	-	24,912	24,912	-	-
Corporates securities	142,176	-	142,176	142,176	-	-
Structured notes	19,159	-	19,159	-	19,159	-
Derivative financial instruments	9,173	-	9,173	-	9,173	-
Other Investments Non-current	118,155	-	118,155	113,830	-	4,326
Bonds and other fixed income	113,830	-	113,830	113,830	-	-
Other investments	4,326	-	4,326	-	-	4,326
Trade receivables	1,737,366	1,737,366	-	-	-	-
Receivables C and NC (*)	307,790	99,620	48,711	-	52	48,659
Other receivables	148,331	99,620	48,711	-	52	48,659
Other receivables (non-financial)	159,459	-	-	-	-	-
Total		2,405,559	523,561	442,193	28,384	52,985
Liabilities
Borrowings C and NC	539,007	539,007	-	-	-	-
Trade payables	693,673	693,673	-	-	-	-
Derivative financial instruments	11,978	-	11,978	-	11,978	-
Total		1,232,680	11,978	-	11,978	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 15.

There were no transfers between Levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

20

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019

19       Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Tenaris’s interest in Venezuelan companies (see Note 15).

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued as of June 30, 2019 as compare with 99.3% as of December 31, 2018. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

20       Subsequent event

Delisting of Tenaris’s shares from the Buenos Aires stock exchange

On July 29, 2019, the General Shareholders Meeting approved the delisting of the Company’s shares from the Buenos Aires stock exchange, Bolsas y Mercados Argentinos S.A. (“BYMA”), through a voluntarily withdrawal from listing of the Argentine National Securities Commission (Comisión Nacional de Valores, or “CNV”) pursuant to Article 32, clause c), Section VIII, Chapter II of Title III of the rules (Normas) of the CNV, which permits the Company to delist from BYMA without making a delisting public tender offer.

Shareholders holding shares through CVSA on June 11, 2019 who were absent from the General Shareholders Meeting may exercise the right under article 22 of the Company’s articles of association (”Appraisal Right”) to have such shares repurchased by the Company at the arithmetic average of the closing Argentine peso sale price per share as reported by BYMA for the ninety (90) calendar-day period immediately preceding the date of the General Shareholders Meeting. Qualifying shareholders wishing to exercise Appraisal Rights may do so from July 30, 2019 to (and including) August 29, 2019. Based on the total amount of Tenaris shares held through CVSA at the close of trading on July 26, 2019 (excluding those shares that are held by Deutsche Bank as depositary under the Company’s ADS facility), the Company estimates that the maximum number of shares potentially eligible for Appraisal Rights should not exceed 16,735,783 shares, or approximately 1.4% of Tenaris’s total issued and outstanding capital stock. If all holders of such potentially eligible shares were to exercise Appraisal Rights, the maximum amount payable by the Company would not exceed of ARS9.5 billion, which at the exchange rate as of the close of business on July 29, 2019, equaled to approximately $218.7 million.

The repurchase of qualifying shares in connection with any exercise of Appraisal Rights will be consummated on the date that is 180 days from the date of the General Shareholders Meeting, i.e., on January 24, 2020. The repurchase price for such shares will be paid in Argentine pesos, and the Company will not be required to pay any interest or any other additional amounts on or with respect to such repurchase price.

Edgardo Carlos

Chief Financial Officer

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